UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-35259

CUSIP NUMBER
NOTIFICATION OF LATE FILING	02318N201

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2013
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ambient Corporation
Full Name of Registrant

Former Name if Applicable

7 Wells Avenue
Address of Principal Executive Office (Street and Number)

Newton, MA 02459
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Ambient Corporation (the “Company”) has determined that is unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) by its prescribed due date of March 31, 2014 without unreasonable effort or expense. The Company's ability to timely file its Form 10-K has been adversely affected by changes in management resulting from the departure of the Company’s former Chief Financial Officer in early November 2013. Additionally, consistent with the Company’s previous announcement in September 2013, for several months (and in particular, the last several weeks), the Company’s limited staff and resources have been substantially committed to exploring and evaluating strategic alternatives. The resignation of the Chief Financial Officer and the dedication of substantial management efforts to exploring strategic alternatives, have adversely impacted the Company’s ability to prepare its financial statements and perform a thorough and timely review of its Form 10-K. The Company intends to file its Form 10-K as promptly as practicable and in any event on or before April 15, 2014, the prescribed due date pursuant to this Form 12b-25. In its Form 10-Q for the quarter ended September 30, 2013 filed with the SEC on November 14, 2013, the Company expressed substantial doubt about its ability to continue as a going concern.  As a result of Company’s current financial situation, management anticipates expressing substantial doubt about the Company’s ability to continue as a going concern in the Annual Report on Form 10-K, when filed, and also anticipates that the accompanying report by the Company’s independent registered public accounting firm will contain a related explanatory paragraph.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John J. Joyce	(617)	332-0004
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

For the year ended December 31, 2012, the Company had revenues of $42.8million and net loss of $5.4 million. For the year ended December 31, 2013, the Company currently estimates that it had revenues of approximately $11.4 million and net loss of approximately $16 million and negative cash flows from operations of approximately $12.3 million. Results for the 2013 fiscal year remain subject to further adjustment. The continued net loss is mainly attributable to lower sales volumes to the Company’s primary customer. .

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Company's financial results for the year ended December 31, 2013. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Company's actual results may differ materially from the Company's anticipated or expected results and the results in the forward-looking statements.

AMBIENT CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2014	By:	/s/ John J. Joyce
John J. Joyce
President, CEO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).